Exhibit 10.1

OVERLAND STORAGE, INC.

SUMMARY SHEET
OF
DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Non-Employee Director Compensation

Our compensation plan for non-employee directors consists of both a cash component and an equity component. We pay each non-employee director $5,000 per quarter, plus $2,500 for each Board meeting attended ($1,250 if held telephonically), plus reimbursement for expenses. The Chairman of the Board receives an additional $2,500 per quarter in addition to the non-employee director fee of $5,000 per quarter.  However, Scott McClendon will not receive a Chairman of the Board fee or other fees paid to non-employee directors while serving as Interim President and Chief Executive Officer.  Members of the Audit Committee and the Compensation Committee receive a retainer of $500 per quarter in lieu of a fee for committee meetings attended during a quarter and members of the Nominating and Governance Committee receive $500 for each committee meeting attended ($250 if held telephonically and no fee if held the same day as a Board meeting).  Members of the Shareholder Value Committee will receive $500 for each committee meeting attended (whether telephonically or in person).  Such fee will not be paid for committee meetings in joint session with the full board.

In addition to the cash component of compensation, each non-employee director receives stock options.  Under our 2003 Equity Incentive Plan, which we refer to as the 2003 Incentive Plan, each non-employee director receives a ten-year nonqualified stock option to purchase 18,000 shares on the same date as the company’s annual meeting of shareholders.  These options are exercisable at fair market value on the date of grant and vest in equal monthly installments over a 12-month period, as measured from the grant date.  When a new non-employee director joins the board, such director will be awarded a new option for a number of shares determined by multiplying 1,500 by the number of months remaining until the next scheduled annual meeting date, giving credit for any partial month.  Such option will vest at the rate of 1,500 shares per month and will be fully vested at the next annual meeting date, at which time the director will receive the normal annual grant.

On November 14, 2006, the date of our last annual meeting of shareholders, Mark Barrenechea, Robert Degan, Bill Miller and Michael Norkus each received an option for 18,000 shares.

On December 20, 2006, in connection with Mr. Barrenechea’s appointment as Chairman of the Strategy Committee of the Board of Directors, he received an option to purchase up to 60,000 shares of the Company’s common stock at the purchase price of $4.29 per share (the closing price of the Company’s common stock on the date of grant) pursuant to the 2003 Incentive Plan.  The option is immediately vested as to 10,000 shares (reflecting the commencement of service as Chairman of the Strategy Committee on November 1, 2006), with the remainder vesting at a rate of 10,000 shares on the first day of each month commencing January 1, 2007 through May 1, 2007 so long as Mr. Barrenechea is serving as the Chairman of the Strategy Committee.  The option will accelerate upon a “Change in Control” as defined in the 2003 Incentive Plan.  The option has a ten-year life, subject to continuous service to the Company.

Compensation of Executive Officers

Our executive officers serve at the discretion of the Board of Directors. From time to time, the Compensation Committee of the Board of Directors reviews and determines the salaries that are paid to our executive officers. The following table sets forth the annual salary rates for our current executive officers as of the date of this report on Form 10-Q:

Scott McClendon	$395,000
W. Michael Gawarecki	$246,500
Michael S. Kerman	$225,000
Vernon A. LoForti	$297,750
Robert J. Scroop	$220,500

Employment Arrangements with Current Executive Officers

The following discussion summarizes the employment arrangements between us and our current executive officers as of the date of this report on Form 10-Q:

Scott McClendon.   On November 1, 2006, the Board appointed Mr. McClendon as our Interim President and Chief Executive Officer effective immediately. The Compensation Committee has approved a compensation package for Mr. McClendon that consists of a monthly salary of $32,916.67. The base salary is equivalent to the base salary earned by Christopher Calisi at the time of his departure. Mr. McClendon will also be entitled to participate in the company’s employee benefit plans. Mr. McClendon will not receive fees paid to the company’s non-employee directors or the Chairman of the Board fee while serving as Interim President and Chief Executive Officer.

On December 20, 2006, in connection with his appointment as our Interim President and Chief Executive Officer, Mr. McClendon received an option to purchase up to 75,000 shares of the Company’s common stock at the purchase price of $4.29 per share (the closing price of the Company’s common stock on the date of grant) pursuant to the 2003 Incentive Plan.  The option is immediately vested as to 6,250 shares (reflecting the commencement of service as interim President and Chief Executive Officer on November 1, 2006), with the remainder vesting at a rate of 6,250 shares on the first day of each month commencing January 1, 2007 through November 1, 2007, so long as Mr. McClendon is providing services to the Company.  The option will accelerate upon a “Change in Control” as defined in the Incentive Plan.  The option has a ten-year life, subject to continuous service to the Company.

W. Michael Gawarecki.   Mr. Gawarecki, our Vice President of Operations is an at-will employee and may be terminated by us for any reason, with or without notice.  Mr. Gawarecki currently earns an annual salary of $246,500.

Michael S. Kerman.  Mr. Kerman, our Vice President of Marketing and Chief Strategy Officer, is an at-will employee and may be terminated by us for any reason, with or without notice.  Mr. Kerman currently earns an annual salary of $225,000 per year.

Vernon A. LoForti.  We entered into an employment agreement with Mr. LoForti on December 4, 2000, pursuant to which Mr. LoForti is employed as our Vice President and Chief Financial Officer. The employment agreement has a one-year term, automatically renews for successive one-year terms, and provides that our Board may unilaterally modify Mr. LoForti’s compensation at any time.  If we terminate Mr. LoForti’s employment without cause, then we are obligated to pay him a severance payment equal to his base salary, payable on a pro-rated basis according to our normal payroll cycle for the 12 months following his termination. In addition, he is entitled to receive accelerated vesting for any stock options that would otherwise have vested during the 12-month period following his termination. He is also entitled to receive the cash severance payment if he resigns for good reason because of any of the following events: (i) reduction in compensation of more than 10%; (ii) change in position or duties so that his duties are no longer consistent with his previous position; or (iii) change in principal place of work to more than 50 miles from our current facility without his approval.  Mr. LoForti currently earns a salary of $297,750 per year.

Robert J. Scroop.  Mr. Scroop, our Vice President, New Product Delivery (formerly known as our Vice President, Engineering), is an at-will employee and may be terminated by us for any reason, with or without notice.  Mr. Scroop currently earns an annual salary of $220,500 per year.  Mr. Scroop’s title changed in January 2007 to encompass his expanded role managing operations for all activities on new product programs.  Mr. Scroop continues to be responsible for our engineering team.

Stock Option Acceleration Program

In July 2005, our Board of Directors approved the accelerated vesting of all unvested stock options, held by the company’s officers and employees, with an exercise price at or above $12.00 per share, effective July 3, 2005. The stock option acceleration program does not apply to stock options held by our non-employee directors. The accelerated options were issued under the 2000 Stock Option Plan, the 2001 Supplemental Stock Option Plan and the 2003 Incentive Plan.  In connection with the acceleration of vesting of options held by our executive officers, each executive officer agreed not to sell or transfer any shares subject to accelerated vesting until the original vesting date would have occurred based on the original vesting schedule (without giving effect to any future termination of service). The primary purpose of the accelerated vesting was to eliminate future stock-based employee compensation expense.

Retention Agreements

We entered into retention agreements with Messrs. LoForti, Scroop and Gawarecki effective January 27, 2000 and with Mr. Kerman effective August 30, 2004.  These agreements provide that the officer will receive a severance payment if, within two years of the consummation of a change in control of Overland, he or she is terminated without cause or resigns with good reason. These severance payments are based on the officer’s base salary at the time of the consummation of the change in control or the termination date, whichever is higher, plus his or her target bonus for the year prior to the consummation of the change in control. The agreements provide that, upon a change in control, Mr. LoForti would be entitled to receive an amount equal to 2.0 times his base salary plus target bonus; and Messrs. Gawarecki, Kerman, and Scroop each would be entitled to an amount equal to his or her respective base salary plus target bonus. If any portion of any payment under any of the agreements would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the Internal Revenue Code.